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                 June 21, 2021

       Jeffrey Witherell
       Chief Executive Officer
       Plymouth Industrial REIT, Inc.
       20 Custom House Street, 11th Floor
       Boston, Massachusetts 02110

                                                        Re: Plymouth Industrial
REIT, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 11, 2021
                                                            File No. 333-257006

       Dear Mr. Witherell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Pam Howell at 202-551-3357 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Kenneth L. Betts